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As filed with the Securities and Exchange Commission ("SEC") on April 27, 1999.
This Registration Statement has not yet been declared effective by the
SEC, thus, the information contained herein is subject to amendment.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      ADVANCED SYSTEMS INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)


              NEVADA                                         13-3953047
             --------                                        ----------
 (Jurisdiction of incorporation or organization)          (I.R.S. Employer
                                                          Identification No.)


              25300 Telegraph Road, Suite 455, Southfield, MI 48034
                ----------------------------------------------
                   (Address of principal executive offices)

                                 (248) 569-9650
                                 --------------
                         (Registrant's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on
         to be so registered                 which each class is to be
                                             registered

               N/A                                          N/A


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $.001 par value
                         ------------------------------
                                 Title of Class

         The discussion throughout this registration statement contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to the Company's future profitability; the uncertainty as to the demand for information technology services and solutions; industry trends towards outsourcing information technology services; increasing competition in the information technology services market; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability to develop and implement operational and financial systems to manage the Company's growth; and other factors referenced in this registration statement.


ITEM 1.  DESCRIPTION OF BUSINESS

General

         Advanced Systems International, Inc. ("AdSys"), a Nevada corporation, is the holding company for one operating subsidiary, Automatic Time Systems Corp. ("ATS"). References in this registration statement to "the Company" mean both AdSys and ATS.

         ATS is a developer and supplier of time and attendance data collection and tracking and labor allocation computer applications (software) as well as data distribution and access solutions for the Enterprise Resource Planning environment (the "ERP Environment"). ATS' product offering includes the application software, hardware, implementation services and ongoing support necessary for deployment of enterprise-wide distributed processing. ATS markets its products through direct sales and in conjunction with strategic partners.

         AdSys and ATS are headquartered in Southfield, Michigan, a suburb of Detroit. ATS was formed in 1995 to acquire substantially all the assets and certain liabilities of Automated Time Systems Corp. This acquisition was completed in early 1996. AdSys was formed in 1996. On July 8, 1997, AdSys, then a publicly-held shell company, acquired ATS via a "reverse takeover" merger.

         In that transaction, the ATS shareholders received 5,481,667 (65%) of AdSys' then outstanding common shares, with the prior AdSys shareholders retaining the balance of 3,000,000 shares (35%). Contemporaneously with the merger, AdSys consummated an equity placement of approximately $1 million.

Principal Products

         ATS is a supplier of time and attendance data collection and tracking and labor allocation applications, as well as data distribution and access (DDA) solutions for the ERP Environment. The objective of the ATS DDA solution is to integrate disparate business functions of an organization from financials and human resources to manufacturing and sales and distribution. This integration enables companies to optimize supply chains, strengthen customer relationships, and make accurate management decisions based on real-time data.

         ATS' product offering includes the application software, hardware, implementation services and on-going support necessary for deployment of enterprise-wide distributed processing. Key markets include automotive, automotive supply, packaged goods, pharmaceuticals, food processing and other manufacturing industries.




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         ATS developed ATServer(R) to facilitate the dissemination of key labor data to supervisors throughout the organization. Managers can therefore make decisions on labor allocations and costing based on timely information that is consistent throughout the enterprise.

         ATLink(TM) provides a seamless universal interface between automated shop floor and warehouse data capture and the multiple ERP modules, packaged application integration software, bolt-on applications, and legacy systems which require this data.

         For a typical implementation, ATS representatives work with customers to develop a strategy that provides a tailored time & attendance and/or DDA solution. Once that is accomplished, a functional specification is developed, and the ATS professional services team configures and modifies the existing software to meet requirements. When the implementation is complete, ATS provides 3-tiered support on an on-going, automatic renewal basis that the client can select to fit their needs. Typical installations can take from 2 to 6 months depending on the complexity of the management reporting requested, the number of sites and users, and the timeline of the customer.


ATServer(R)

         ATServer(R) is a Time and Attendance client/server solution developed in collaboration with Perot Systems for DaimlerChrysler Corporation. ATServer(R) was designed to efficiently and seamlessly collect, process and distribute key employee labor data throughout the organization.

         Reasons for continued growth in the Time and Attendance industry are:
(1) companies investing to solve Y2K compliance problems, (2) rapidly increasing demand for multifaceted software solutions, and (3) Time and Attendance's linking to the ERP Environment. ATServer(R) meets critical industry demands that software packages be reliable and able to interface with other software solutions and effectively reduce the time and costs associated with supervisors performing normal employee allocation tasks.

ATServer(R) Competition

         The Time and Attendance industry can be categorized as mature. Two companies dominate the sector: Kronos Incorporated and Simplex Time Recorder Co. Kronos has released a client/server time and attendance application. As of this date, Simplex has not released an open client/server time and attendance solution.

         As the ATServer(R) was developed with Perot Systems and DaimlerChrysler, ATS has gained a strong foundation, with several functioning client/server sites, in the Automotive and Automotive Supplier sectors. With a foundation established in the automotive industry, ATS has recently begun to enter new vertical markets. New verticals include manufacturing (Sauder Furniture) and food processing (Sara Lee Foods). Success in entering these new sectors indicates that ATServer(R) can successfully operate in different sectors. As a result, the Company expects to be able to continue to increase its market share of the Time and Attendance industry.

ATServer(R) Competitive Advantages

         The core product was designed and built as a client/server application. The architecture of the solution is open thus enabling the customer to utilize common hardware or software-operating environments. ATServer(R) was developed using stored procedures for information and rules. As a result, it is versatile and adaptable to various rules present at the different operating environments.

         ATServer(R) was designed as a Windows(TM) program (rather than being a DOS based system) and utilizes some of the latest software applications. Key employee data can be captured from a variety of sources. The competition has developed their applications within specific parameters. As a result competitor's products are bound to those parameters.

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ATLink(TM)

         ATLink(TM) is a powerful and flexible data distribution and access
(DDA) product that reduces ERP implementation cycles and costs. ATLink(TM) provides a seamless universal interface between automated shop floor and warehouse data capture and the multiple ERP modules, packaged application integration software, bolt-on applications, and legacy systems which require this data.

         Entry into the DDA market was a natural progression for ATS from its existing client base in Time and Attendance software. Current customers can be used as a platform to introduce ATLink(TM) to potential clients in both warehouse and manufacturing sectors.

         ATLink(TM) has successfully been certified by two levels of SAP R/3, the leading ERP company (in terms of published revenue data). The two levels of certification are MM-MOB and PP-PDC. The criteria for MM-MOB meets the data collection requirements within the materials management module of SAP R/3, while PP-PDC meets the requirements of the SAP human resources information module.
ATS designed, produced and achieved certification in less than 12 months.

ATLink(TM) Competition

         The Distributed Transaction Processing ("DTP") segment of Middleware is fragmented and mainly comprised of small private and public companies. The largest companies in terms of annual revenue are i2 Technologies and Teklogix.

ATLink(TM) Competitive Advantages

         ATS believes that companies (like ATS) that provide open, industry standard non-proprietary solutions will achieve high rates of growth in the DTP industry. ATLink(TM) meets all industry standard criteria for universal Data Distribution and Access software for ERP systems. It is a true client/server DDA solution that is platform driven, database-independent, scaleable and is built on non-proprietary, industry-standard modules (GUI, RDBMS, ODBC, SQL, ADO, DCOM/COM, ActiveX/OLE). The Company worked closely with data collection terminal manufacturers such as Intermec, Hand Held Products, and Control Module to incorporate built-in interfaces to their products. The development team focused on ease of integration, ease of use, and low ownership costs as design criteria.

         Using ATLink(TM)'s Windows(TM) NT-based graphic user interface, users (customers and integrators) can rapidly automate data capture tasks involving a variety of data collection devices, and then distribute accurate, reliable data throughout the enterprise. The RAD (Rapid Application Development) tools

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and native Microsoft development tools, such as Visual Basic, were used to develop terminal applications that work with ATLink(TM) and can reduce typical application development time by a factor of ten.

Research and Development

         In 1996, 1997 and 1998, ATS invested $673,802, $1,772,537 and $610,782, respectively, in research and development costs for the ATS products.

Y2K Compliance

         Management believes that all of the ATS products, as well as its internal systems, are fully "Y2K" compliant. ATS does not believe that Y2K issues will adversely affect it. Rather, ATS believes that Y2K issues affecting customers likely will enhance ATS' sales prospects. ATS has sought information and assurances from its material third-party vendors and suppliers regarding their Y2K readiness. ATS intends to continuously evaluate its vendor and supplier relationships and to develop contingency plans to mitigate the negative effects on ATS from the Y2K problems of its suppliers and vendors.


Employees

         The Company employs 47 full time employees. None of the employees is represented by a union.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information in this section should be read together with the consolidated financial statements and notes thereto that are included elsewhere in this registration statement.

         The Company has incurred losses since its inception during which time it developed its two software applications and developed a level of experience and resources which management believes should enable ATS to grow. The Company anticipates earnings in 1999 resulting from installations at Fortune 1000 Companies in industries such as automotive supply, food processing, entertainment and furniture manufacturing.

         The Company has secured a reseller's agreement with EDS (Electronic Data Systems). The focus of the agreement is to reach Automotive, Automotive Supplier, Entertainment and other Clients EDS has under management. The Company believes that the agreement provides not only credibility for ATS and ATServer(R), but revenue growth potential as the relationship matures.

         The non-proprietary Middleware sector of the software industry is in its initial stages and is experiencing high growth. Management believes that existing clients in the Time and Attendance Sector can be utilized for introduction of its Middleware product. Successful entrance in the Middleware market will further assist the Company's long-term growth potential by providing two separate but compatible software products, ATServer(R) and ATLink(TM).



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RESULTS OF OPERATIONS

1998 compared to 1997

         The Company generated revenue of $2,379,987 in 1998 compared to $2,012,317 in 1997, as it moved from the development phase to the marketing phase in its business cycle.

         Research and Development expenses decreased from $1,772,537 in 1997 to $314,587 in 1998, a net decrease of $1,457,950. In 1998, the Company increased its focus on the development of its products through commercial implementations and in-house developers rather than through third parties. Reaching technological feasibility with ATLink(TM) allowed for capitalization of $296,195 of costs, also contributing to the decrease in development costs.

         General and Administrative expenses increased to $2,294,668 in 1998 from $1,227,894 in 1997, an increase of $1,066,774. The increase was due primarily to a greater number of employees, additional travel costs resulting from increased business activity, and the moving of Corporate Headquarters to a new facility to accommodate the Company's expansion. Also, in 1998 the Company obtained Directors & Officers Insurance, saw an increase in depreciation costs on the Company's assets, and incurred employee moving expenses related to attracting and retaining key personnel.

         Sales and Marketing expenses increased from $485,020 in 1997 to $945,736 in 1998, an increase of $460,716. This was primarily due to a greater number of sales personnel, larger commissions due to higher revenues and more clients, and more intense marketing efforts both in house and through the Company's third party consultants.


LIQUIDITY AND CAPITAL RESOURCES

         The Company converted $674,900 of principal and accrued interest on outstanding debentures into common stock in 1998.

         During 1998 and early 1999, AdSys received an aggregate of approximately $2.4 million from investors through equity sales made pursuant to exemptions from registration. AdSys continues to offer shares on a private-placement basis.

         Beyond the ongoing placement efforts, AdSys seeks to generate sufficient cash flow from operations to fund its anticipated short-term liquidity needs. In addition, AdSys is currently seeking a line of credit arrangement with a commercial bank to finance its accounts receivables, to address liquidity needs pending customer payments. Although the Company believes that these efforts will result in sufficient liquidity being available to AdSys to meet its liquidity requirements, no assurance can be given that additional sources will not be required. To take advantage of high growth in the Middleware Industry, the Company plans to raise additional capital in the second half of 1999 in the debt or equity markets based on an acceptable strike price and certain business conditions. Circumstances in which the Company would consider raising


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additional capital include a desire for a stronger capital base, investment in product development, acquisitions of companies with synergistic value, resource procurement based on a definable implementation schedule or backlog, and/or office space expansion.


ITEM 3.   DESCRIPTION OF PROPERTY

         The Company currently leases a 8,472 square foot office facility in Southfield, Michigan pursuant to a lease that expires on October 31, 2003. Rent for the facility is approximately $164,000 per year.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of AdSys' Common Stock as of April 15, 1999, by (i) each person who, to AdSys' knowledge, beneficially owned more than 5% of the Common Stock; (ii) each AdSys director; (iii) each of the Named Executive Officers described in Item 6 below; and (iv) all executive officers and directors of the Company as a group:


---------------------------------------------------------------------------------------------------------------
                 NAME AND ADDRESS OF                              AMOUNT OF                  PERCENT OF
                   BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP(1)              CLASS

---------------------------------------------------------------------------------------------------------------

Gerald A. Pesut                                                  766,667                        6.5
25300 Telegraph Rd., Ste. 455
Southfield, MI 48034

---------------------------------------------------------------------------------------------------------------

Alexander D. Henry                                               644,567                        5.4
2 First Canadian Place, Ste. 2810
Toronto, On Canada M5X 1A9

---------------------------------------------------------------------------------------------------------------

Mark O'Donoghue                                                   25,000(4)                       *
Tropicana Bldg.
Providenciales, Turks & Caicos Islands
British West Indies

---------------------------------------------------------------------------------------------------------------

John V. Williams                                                      -0-                        -0-
210 S. High
Denver, CO 80209

---------------------------------------------------------------------------------------------------------------

Greg Farbolin                                                         -0-                        -0-
1905 Canadair Court
Daytona Beach, FL 32124

---------------------------------------------------------------------------------------------------------------

Temple Securities Ltd.                                         2,121,015(5)                    17.4
Tropicana Bldg.
Providenciales, Turks & Caicos Islands
British West Indies

---------------------------------------------------------------------------------------------------------------


914151 Ontario Limited                                           750,000(6)                     6.4
Box 131, RR #2
Navan, ON Canada K4B 1H9

---------------------------------------------------------------------------------------------------------------

Roxborough Holdings Limited                                      996,666(7)                     8.2
First Canadian Place Ste 6250
Toronto, ON Canada M5X 1C7

---------------------------------------------------------------------------------------------------------------

All Officers and Directors as a Group (7 persons)              1,436,334                       11.0
---------------------------------------------------------------------------------------------------------------

----------------------
*Represents less than 1% of the outstanding shares of Common Stock.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act, and


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         accordingly, may include securities owned by and for among others the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days after the date of this filing pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 11,761,591 shares of Common Stock outstanding as of April 15, 1999.

(2) Consists of 250,000 shares owned of record by Pesut & Associates, a company wholly-owned by Mr. Pesut and 516,667 shares which Mr. Pesut has the right to acquire pursuant to options. Does not include 83,333 shares under other options which are not yet vested.

(3) Consists of 150,000 shares and 175,000 Units (resulting in the right to acquire up to 350,000 shares)owned by Hampton Equity Holdings Inc., and 113,150 shares and 14,750 warrants to acquire shares owned by REVBEN Management Corporation, affiliates of Mr. Henry, and 16,667 shares which Mr. Henry has the right to acquire pursuant to an option. Does not include 83,333 shares under an option issued to Mr. Henry which is not yet vested.

(4) These shares are owned of record by Temple Securities Ltd., a company affiliated with Mr. O'Donoghue. Does not include 100,000 shares under an option issued to Mr. O'Donoghue which is not yet vested.

(5) Consists of 1,672,040 shares owned, and 448,975 shares which may be acquired pursuant to warrants. Includes 25,000 shares also shown for Mr. O'Donoghue above. Includes 772,040 held of record by Temple for various client accounts (no account holds beneficial interests in excess of 5% of AdSys' Common Stock).

(6) Consists of 600,000 shares owned, and 150,000 which may be acquired pursuant to an option.

(7) Consists of 596,666 shares owned, and 400,000 which may be acquired pursuant to warrants.


ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth certain information regarding each of the directors and executive officers of the Company.


NAME                    AGE       POSITION             TERM AS DIRECTOR
Gerald A. Pesut         59        President, CEO       July 1997
John Williams           55        Director             August 1998
Greg Farbolin           39        Director             December 1999
Alexander Henry         52        Director             July 1997
Mark O'Donoghue         34        Director             August 1998
Howard Tarnoff          50        VP Sales &
                                  Marketing
Robert C. DeMerell      31        CFO, Secretary,
                                  Treasurer and
                                  Controller

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


GERALD PESUT, PRESIDENT & CEO

         Mr. Pesut has extensive general management experience in leading start up, growth and turnaround organizations. He has a proven track record of significant contributions to corporate growth and profitability through personal leadership, customer focus, sales experience, aligned empowerment and continuous improvement within the organization.

         Most recently before joining AdSys, Mr. Pesut was President & CEO of Distributed Systems Division Inc., a subsidiary of Storage Technology Corporation, where he managed the $240 million integrator of midrange and network systems, with 500 employees.

         Mr. Pesut has held a number of senior management positions throughout the technology industry. This multifaceted background has provided Mr. Pesut with the ability to understand market developments and advances, while establishing corporate direction to meet the ever-changing demands of the market.

         Mr. Pesut is a graduate of the York University Accelerated MBA program.

JOHN WILLIAMS, DIRECTOR

         Mr. Williams brings to AdSys a successful career as a senior executive leading technology companies through different phases of growth. His background includes startups, turnaround and Fortune 500 companies. Most recently he was the Senior Executive Vice President at Storage Teck, a $2 billion multinational manufacturer of storage and retrieval systems. Mr. Williams's senior level experiences with international mergers and acquisitions, establishment of information technology strategies, competitive and strategic planning and execution are a valuable addition to the ATS corporate team.

GREG FARBOLIN, DIRECTOR

         Mr. Farbolin's family founded The HoneyBaked Ham Company in 1973. Over a 20-year period, the business grew to $130 million in sales with 150 locations. In 1994, Mr. Farbolin personally spearheaded the project to overhaul the corporate IT based infrastructure components for the entire organization. The reporting components from each store, through data warehouse for all departments, were installed on a Windows based retail management system. HoneyBaked was one of the first successful high-profile installs on Windows. The software application was developed with the assistance of Virtual Systems.

         Mr. Farbolin was a Director for Virtual Systems between 1995 and 1997. Over that period, Virtual was awarded Microsoft's prestigious Retail Application Developer (RAD) in 1996 and 1997. As a member of the board at Virtual, Mr. Farbolin was responsible for developing a distribution model by creating a resellers network, as well as managing their relationships with major Hardware, Software and End Users.

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ALEXANDER HENRY, DIRECTOR

         Mr. Henry qualified as a Chartered Accountant with Touche Ross & Co. (now, Deloitte & Touche) in Toronto, Ontario in 1973. From 1973 to 1981, he continued in public practice. While in public practice, he directed his attention toward the areas of taxation, real estate and financial planning. During this time, Mr. Henry lectured and published on these subjects.

         In 1981, Mr. Henry left public practice to concentrate, both as a principal and a promoter, on the syndication of real estate tax sheltered investment vehicles, commercial real estate and real estate debt/mortgage investments.

         In 1991, Mr. Henry joined LOM & Associates, the "small cap" group at Loewen, Ondaatje, McCutcheon to organize and manage various tax-assisted and otherwise unique real estate offerings. In 1993, Mr. Henry joined Hampton Equity Management Inc. (which he had formed in 1991 with certain other principals of LOM & Associates) on a full-time basis to organize financings for computer software developers that were primarily tax-assisted and seed capital financings for other emerging companies.

         Mr. Henry sits on the boards of several companies, including MusicMusicMusic Inc. (an electronic commerce company delivering music selections and applications via the internet) and Jax Mold & Machine, Inc. (a high-tech machine shop company providing molds to the tire and rubber industry). He is active in fund raising for various charitable and non-profit organizations.

MARK O'DONOGHUE, DIRECTOR

         Mr. O'Donoghue is currently (since 1997) the Chief Executive Officer managing the rapid growth and expansion of Temple Securities Ltd., a full service investment dealer. From 1993 to 1997, he was a Trust Officer and Investment Advisor to Temple Trust Company Ltd. Mr. O'Donoghue possesses a comprehensive multinational background and shall provide ATS with financial guidance for business growth issues and international development. Mr. O'Donoghue holds his Canadian Chartered Accountant designation. While with Ernst & Young, his team provided client services and related corporate support to a wide range of industries.

HOWARD TARNOFF, VP SALES & MARKETING

         Mr. Tarnoff has 21 years of experience in the Time and Attendance industry. He brings to Advanced Systems International a comprehensive track record of multidisciplined professionalism of General Management, Business Development, Operations and Sales and Marketing.

         Mr. Tarnoff worked at Simplex Time Recorder Co., as a Director of Time/Data Systems Division, from 1993 until joining Advanced Systems International in December 1998. While at Simplex, he developed advanced business, operations, sales and marketing solutions, and infused cutting edge management, communications and technological systems. Mr. Tarnoff was successful at spear heading and maintaining a 70% annual growth rate while increasing the sales force to 113 from 12.

         Prior to joining Simplex, Mr. Tarnoff held numerous staff and line management positions at Kronos Incorporated. As Product and Industry Marketing Manager, he led the marketing development of a labor / job costing product family and developed new offerings to expand products beyond the scope of Time and Attendance. In his field management capacity, Mr. Tarnoff ran a highly successful dealership that was a model for the Kronos direct sales and service organization.

         Mr. Tarnoff is a graduate of the University of Wisconsin.

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ROBERT C. DEMERELL, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND CONTROLLER

         Mr. DeMerell possesses a diversified background with proven abilities in both professional and academic environments. He brings to Advanced Systems International excellent technical and analytical skills, highly effective communication abilities and is a focused team builder. Moreover, he has played a critical role in building the financial reporting and accounting systems of two high growth start-up companies.

         Prior to joining ATS, Mr. DeMerell worked as Controller at FAME Information Services, Inc. He played a pivotal role in the development and implementation of the financial controls as the company rapidly grew to $25 million in annual sales from $5 million over a two-year period. In addition, Mr. DeMerell oversaw the implementation of the financial controls as the company established operations in both the U.K. and in Asia. Mr. DeMerell worked as an Auditor for Ernst & Young. His primary role was the auditing of a variety of small businesses including manufacturing, financial services and health care. In addition, he gained extensive experience auditing employee pension, 401(k), ESOP, and Health and Welfare Benefit Plans.

         Mr. DeMerell holds an MBA from the University of Notre Dame Graduate School of Business. He is a Certified Public Accountant (CPA). He completed his BA in Economics at the University of Michigan with a concentration in Public Finance.

SIGNIFICANT EMPLOYEES

MARTIN YOUNG, ACCOUNT MANAGER

         Mr. Young has twenty years experience in the management consulting and computerized labor tracking industries. His experience and expertise in the development of computerized time and attendance-recording systems for a variety of organizations has placed Mr. Young as one of North America's leading experts on the benefits of automated labor tracking systems and the products offered by other suppliers.

         Mr. Young spent three years with Seimens-Nixdorf as project manager overseeing the implementation of one of the world's largest real time data collection networks, a traffic control project, and physical access security products for Canada Post Corporation's 65,000 employees. The system involved a real-time data communication network that gathered employee time transactions at over 427 locations.

         Mr. Young's professional experience also includes: International Time Recorders Limited (ITR), Canada's largest time & attendance company, where he started in the technical services area and progressed through sales to the position of branch manager for the Ottawa Region.

         Mr. Young has been instrumental in the design, construction, sale and deployment of the industry leading ATServer(R) software package.

PAUL F. ABRAHAM, MANAGER OF ENGINEERING

         Mr. Abraham has over 10 years experience in the high tech industry. He has made significant contributions during the various stages of development, sales and implementation process of data transaction and application software.

         Mr. Abraham was a member of the team that laid the foundation for the current Data Transaction Processing Middleware industry at Epic Data, as a Senior Systems Analyst between 1991 - 1997. Mr. Abraham was instrumental in the design and development of Epic Data's interface to SAP R/3. Utilizing his experience as a core member of the development team, Mr. Abraham became a Project Lead at Epic Data. As a Project Lead, he was instrumental in the design of system requirements for various SAP R/3 customers in addition to basis administration and configuration during implementations and system support.

         Between 1997 and 1998, Mr. Abraham was System Engineering Manager and Senior Systems Consultant at Epic Data. He managed an implementation team that consisted of 18 system engineers and programmers. During this two-year period, he was responsible for all aspects of System Implementations for Epic Data.

         Mr. Abraham is an Honors graduate of Humber College Computer Science Program.

SHAWN RECHKEMMER, DIRECTOR SUPPORT SERVICES

         Mr. Rechkemmer possesses comprehensive systems engineering and management experience. His professional background has provided him with the necessary capacity to perform tasks on all levels as required for providing effective management of `hands-on' product support. His expertise includes analysis in various Client/Server database environments.

         Prior to joining ATS, Mr. Rechkemmer worked at EDS for seven years. During his final three years he was Project Manager responsible for managing the Client/Server software development project. Responsibilities at that position included: creating and implementing an annual business plan with project initiatives, staffing plans for GM customers, managing a team of 12 technical support staff, and leading the support and development of applications for customers.

         Mr. Rechkemmer also worked as a Systems Engineer and Database Administrator at EDS. In this position, he set up new databases for clients in Germany and Sweden and provided support for the users. He was also a member of the Design and Prototype team charged with utilizing Object Oriented technology to develop automobile diagnostics for use in GM dealerships. Mr. Rechkemmer is a graduate of Taylor University with a B.Sc. in Management Information Systems.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning compensation paid to or accrued by the Company's Chief Executive Officer and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the year ended December 31, 1998.

SUMMARY COMPENSATION TABLE


                                                         ANNUAL                        LONG-TERM
                                                      COMPENSATION                COMPENSATION AWARDS
                                                   -------------------            -------------------
         NAME AND
    PRINCIPAL POSITION                   YEAR            SALARY                     OPTIONS/SARS (#)
    ------------------                   ----            ------                     ----------------

Gerald A. Pesut                          1998           $199,992                       600,000
  President and Chief
  Executive Officer

Richard A. Penington                     1998           $126,000                       500,000(1)
  Chief Financial Officer,
  Secretary, Treasurer

Martin Young, VP                         1998           $126,000                            -0-
  Technical Sales


----------------------

(1) Does not include other options which lapsed on executive's resignation effective as of 12/31/1998.




                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

----------------------------------------------------------------------------------------------------------------------
                                                        PERCENT OF TOTAL
                                                          OPTIONS/SARS
                              NUMBER OF SECURITIES         GRANTED TO
                              UNDERLYING OPTIONS/         EMPLOYEES IN        EXERCISE OR BASE
           NAME                 SARS GRANTED (#)           FISCAL YEAR          PRICE ($/SH)        EXPIRATION DATE
           ----                 ----------------           -----------          ------------        ---------------

----------------------------------------------------------------------------------------------------------------------


Gerald A. Pesut                      500,000                 15.1%                 $0.50               7/8/2017
                                      50,000                  1.5%                 $0.50               7/8/2007
                                      50,000                  1.5%                 $0.50               8/6/2008

----------------------------------------------------------------------------------------------------------------------

Richard A. Penington                 500,000                 15.1%                 $0.50               7/8/2017

----------------------------------------------------------------------------------------------------------------------

Martin Young                              -0-                  -0-                  N/A                   N/A

----------------------------------------------------------------------------------------------------------------------



                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

--------------------------------------------------------------------------------------------------------------------
                                                                                                      VALUE OF
                                                                               NUMBER OF            UNEXERCISED
                                                                              UNEXERCISED           IN-THE-MONEY
                                                                            OPTIONS/SARS AT       OPTIONS/SARS AT
                                                                               FY-END (#)            FY-END ($)
                             SHARES ACQUIRED ON                               EXERCISABLE/          EXERCISABLE/
           NAME                 EXERCISE (#)        VALUE REALIZED ($)       UNEXERCISABLE         UNEXERCISABLE
           ----                 ------------        ------------------       -------------         -------------

---------------------------------------------------------------------------------------------------------------------
Gerald A. Pesut                      -0-                   -0-              500,000/100,000       $75,000/$44,500

---------------------------------------------------------------------------------------------------------------------
Richard A. Penington                 -0-                   -0-                 500,000/0             $80,000/$0

---------------------------------------------------------------------------------------------------------------------
Martin Young                         -0-                   -0-                    -0-                   N/A

---------------------------------------------------------------------------------------------------------------------

EMPLOYMENT AGREEMENTS

         ATS entered into an employment agreement with Gerald A. Pesut dated November 15, 1996 (amended March 13, 1998). Under the agreement, Mr. Pesut was engaged to serve as Chief Executive Officer for salary at the rate of $200,000 per year. Mr. Pesut is entitled to bonuses based on ATS' achievement of certain sales targets. Pursuant to the agreement, Mr. Pesut also received options to acquire up to 500,000 shares of AdSys stock at the price of $1.00 per share (repriced to $.50 per share in September, 1998). The agreement may be terminated by the Company at any time for any reason, either with or without cause. Similarly, Mr. Pesut may terminate his employment at any time. If the Company terminates the agreement other than for cause or if Mr. Pesut terminates the agreement for good cause (as defined in the employment agreement), Mr. Pesut is entitled to severance compensation equal to 12 months salary together with any bonus accrued up to the date of termination. In computing the bonus under the severance arrangement, ATS is deemed to have attained 100% of the bonus targets for the performance period in which the termination occurs. Upon a change in control of AdSys, Mr. Pesut's options will accelerate and vest 100%. The employment agreement also contains a covenant not to compete, which would prohibit Mr. Pesut from engaging in activities in competition with ATS or AdSys for a two year period commencing on the date of termination of his employment.

STOCK OPTION PLANS

         AdSys currently maintains two stock option plans: the 1997 Employee Stock Option Plan, and the 1997 Director Stock Option Plan.

         The Employee Plan was adopted and approved by the Board and the Shareholders as of July 1, 1997. The Employee Plan was amended April 15, 1999 to cover a maximum of 4.5 million shares. Under its terms, participants in the plan include officers and other employees of AdSys or ATS having managerial, supervisory or similar responsibilities or who are key administrative employees and managers, and who are not covered by any collective bargaining agreement. In addition, the Compensation Committee may grant awards under the Employee Plan to non-employees who, in the judgment of the Compensation Committee, render or have rendered significant services to AdSys or ATS.

         The Employee Plan is currently administered by the Compensation Committee of the Board, composed of two outside directors. Subject to the provisions of the Employee Plan, the Compensation Committee has full power and authority to determine, from among the persons eligible for grants or awards under the Employee Plan: (i) the individuals to whom grants or awards will be made, (ii) a combination of grants or awards to participants, and (iii) the specific terms of each grant or award. The plan authorizes a wide variety of stock based compensatory awards, including options (both "incentive stock options" under Section 422 of the Internal Revenue Code or otherwise), stock appreciation rights, restricted stock awards or other stock based awards (i.e., other awards that are valued in whole or in part by reference to, or are otherwise based on, AdSys Common Stock). The plan has no set termination date, although no incentive stock option may be granted after July 1, 2007. As of April 15, 1999, there were a total of 2,654,000 options outstanding under the Employee Plan to a total of approximately 50 employees and outside service providers.

         The Director Plan was adopted and approved by the Board and the Shareholders as of July 1, 1997 (amended August 6, 1998). Under the Director Plan, options to acquire up to a maximum of 1,000,000 shares may be granted to members of the AdSys Board of Directors. The plan is administered by the Board of Directors. Under the Director Plan, upon the date a person first becomes a member of the AdSys Board, the director is automatically granted a non-qualified stock option to acquire 100,000 shares. The purchase price for each share which may be purchased upon exercise of an option is the fair market value of the AdSys Common Stock on the date of grant. Options vest in one-third increments on the first, second and third grant date anniversaries. The Director Plan has no outside termination date, and will remain in effect until all shares authorized have been issued, or unless the Director Plan is earlier terminated or abandoned by action of the Board of Directors. As of March 15, 1999, options to acquire a total of 600,000 shares were outstanding, none of which had vested or were exercisable.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In 1997 and 1998, KIF Capital Corp. rendered consulting services to AdSys pursuant to a consulting agreement. Consulting fees paid during 1997 and 1998 were $130,000 and $91,000, respectively. Also pursuant to that agreement, KIF Capital Corp. was granted an option to acquire 100,000 shares of common stock under the employee plan. The exercise price under this option is $.50 per share. In 1997 and 1998, AdSys paid KIF Capital Corp. $26,278 and $40,470, respectively, in respect of sales of common stock made outside the United States. KIF Capital Corp. is owned by Mr. Kenneth MacAlpine, who was a member of the AdSys Board of Directors until August, 1998.

         During 1998, AdSys paid $35,352 in cash and granted warrants to acquire up to 376,000 shares of Common Stock in respect of sales of securities outside the United States to Temple Securities Ltd., a company affiliated with Mark O'Donoghue, a member of the AdSys Board of Directors.


ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         AdSys is authorized to issue 20,000,000 shares of Common Stock, $.001 par value per share, of which 11,646,590 are issued and outstanding as of March 15, 1999.

         Holders of Common Stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Holders of Common Stock have one vote for each share held of record and do not have cumulative voting rights.

         Holders of Common Stock are entitled upon liquidation of AdSys to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         Within the limits and restrictions provided in the Restated Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of Preferred Stock outstanding.

         Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of AdSys more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights that might have the effect of diluting the percentage of Common Stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interest of AdSys and its stockholders. The existence of Preferred Stock may, therefore be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. The Board of Directors has not authorized the issuance of any series of Preferred Stock.

DIVIDEND POLICY

         AdSys has not paid any cash dividends to date, and has no intention to pay any cash dividends on its Common Stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Board of Directors and to certain limitations imposed by the Nevada corporate laws. The timing, amount and form of dividends, if any, will depend, among other things, on AdSys' results of operations, financial condition, cash requirements and other factors deemed relevant by Board of Directors.

MISCELLANEOUS

         AdSys common shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

         AdSys' articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.

TRANSFER AGENT

         The transfer agent for the Common Stock is Interstate Transfer Company, 874 E. 5900 South, Suite 101, Salt Lake City, Utah 84107, 801-281-9746.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         AdSys' Common Stock is listed for quotation on the Nasdaq Electronic Bulletin Board under the symbol "ADSN" however, the market for such shares is extremely limited. No assurance can be given that a significant trading market for the Common Stock will develop or, if developed, will be sustained. The Common Stock has been eligible for such trading since January 25, 1998.

         The following table sets forth the range of the high and low closing bid prices of the Company's Common Stock during each of the calendar quarters identified below. These bid prices were obtained from the Nasdaq BB and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions.



    1998                             HIGH                                LOW
    ----                             ----                                ---

   1st Quarter                      2 1/2                               1 3/4
   2nd Quarter                      2 1/4                               1 5/8
   3rd Quarter                      1 7/8                               7/16
   4th Quarter                      1                                   7/16

   1999
   ----

   1st Quarter                      7/16                                1 11/16


----------------------

         The closing bid price of the Company's Common Stock on April 22, 1999 was $1.31 per share. On that date, there were approximately 126 holders of record of Common Stock.


ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any material legal proceedings, although it is involved from time to time in routine litigation incident to its business.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         NOT APPLICABLE

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In connection with its organization in late 1995 and early 1996, ATS issued a net total of 2,720 shares of common stock and warrants to acquire up to 400 shares (subsequently reduced to 300 shares)at $1,000 per share (converted in the merger described below to warrants to acquire 300,000 shares at $1 per share) to its original four organizers, for contributions in the aggregate amount of approximately $20,000. No underwriters were used for this transaction. Exemption from registration is claimed pursuant to Section 4(2) of the Securities Act, no public offering having been involved.

         At various times from June, 1996 through April, 1997, ATS sold a total of 2,761.667 shares (converted in the merger described below to 2,761,667 shares) for aggregate proceeds of approximately $2,000,000 to approximately 40 Canadian residents. No underwriters were engaged, although sales commissions of approximately $200,000 were paid to certain non-U.S. persons and warrants to acquire up to 740 shares (converted in the merger described below to warrants to acquire 740,000 shares) were issued to Hampton Equity Management Inc., Roxborough Holdings Ltd, James Hogan and Eric Boyd (all non-US persons)for sales activities. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.

         On May 15, 1997, AdSys (at the time named Bennington) sold a total of 2,000,000 shares for aggregate proceeds of $20,000, to fund its start-up and other costs associated with structuring and closing the RTO merger described below. No underwriters or sales agents were used for this transaction. Exemption from registration was claimed pursuant to Rule 504 of Regulation D.

         On June 30, 1997, AdSys (at the time named Bennington) sold 980,000 units for aggregate proceeds of $980,000 to approximately 24 persons, in connection with the RTO merger described below. Each unit consisted of one common share plus a warrant to acquire one-half common share at an exercise price of $2.00 per share. No underwriters were used for this offering. Exemption from registration is claimed pursuant to Rule 504 of Regulation D.

         On July 8, 1997, AdSys issued an aggregate of 5,481,667 shares to the former ATS shareholders and warrants to acquire up to 1,040,000 shares to the former ATS warrantholders in connection with the RTO merger acquisition by AdSys of ATS. The warrants carry exercise prices varying from $0.50 to $1.88 per share. No underwriters were used for this transaction, and no commissions were paid. Exemption from registration was claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.

         On October 1, 1997, AdSys sold 250,000 shares to an existing shareholder for $300,000. No underwriters were engaged, and no commissions were paid. Exemption from registration is claimed under Section 4(2) of the Securities Act (no public offering having been involved) and Regulation S (for an offer and sale made outside the United States to a non-U.S. person).

         In March, 1998, AdSys sold 267,000 shares at a sales price of $1.60 per share to a small number of foreign investors. American Equities Overseas (UK) Ltd. (London, England) acted as lead sales agent for this offering. A total of approximately $17,088 was paid in sales commissions. Exemption from registration is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.

         At various times from August, 1998 through January, 1999, AdSys sold an aggregate of 1,449,002 common shares for aggregate proceeds of $977,763. Exemption from registration is claimed pursuant to Rule 504 of Regulation D. All investors were "accredited investors."

         At various times from August, 1998 through March, 1999, AdSys sold an aggregate of 918,922 shares of common stock for aggregate proceeds of $999,325. Exemption from registration is claimed pursuant to Rule 506 of Regulation D, for sales made solely to accredited investors.

         In connection with the foregoing Rule 504 and Rule 506 placements, no underwriters were engaged, although $143,712 was paid in commissions to various non-U.S. sales agents in respect of sales outside the United States to non-U.S. persons.

         In April 1999, AdSys approved the issuance of 937,000 warrants to acquire shares at an exercise price of $0.75 to 11 non-U.S. persons in compensation for their sales efforts in connection with certain of the sales outside the United States to non-U.S. persons described above. Exemption from registration for the warrants issuance is claimed pursuant to Regulation S, for offers and sales made outside the United States to non-U.S. persons.

         In April 1999, AdSys approved the issuance of 93,725 warrants to acquire shares at an exercise price of $0.625 per share to certain debenture holders who converted their debentures to shares of common stock and warrants. The shares so issued were included in the Rule 504 and Rule 506 offerings described in the preceding paragraphs, and exemption from registration is claimed for the warrant issuance under Regulation S, for offers and sales made outside the United States to non-U.S. persons.


         At various times from July 8, 1997 through December 31, 1998, AdSys has issued options to acquire common stock to its directors, employees and outside consultants pursuant to the director and employee option plans. None of the options has been exercised and, accordingly, no shares have been sold pursuant to the options. The grants of these options were exempt from registration under Rule 701 (as to grants to employees) and under Section 4(2) of the Securities Act of 1933 (as to grants to directors, executive officers and five outside consultants). Sales upon exercise (if options are exercised) will be made under applicable available exemptions or pursuant to a registration statement.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The AdSys Articles of Incorporation and Bylaws reflect the adoption of the provisions of Section 78.037 of the Nevada General Corporation Law, which eliminates or limits the personal liability of a director to the company or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. The company's Articles of Incorporation and Bylaws also provide that the company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the Company, in accordance with, and to the full extent permitted by, the Nevada General Corporation Law. In addition, the Bylaws authorize the company to maintain insurance to cover such liabilities.

         Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART FS

                  CONSOLIDATED FINANCIAL STATEMENTS AND REPORT

                  OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                           DECEMBER 31, 1998 AND 1997

                                    CONTENTS




                                                                                                    PAGE
                                                                                                    ----
Report of Independent Certified Public Accountants...............................................    3

FINANCIAL STATEMENTS

    Consolidated Balance Sheets..................................................................    4

    Consolidated Statements of Operations........................................................    6

    Consolidated Statement of Stockholders' Deficit..............................................    7

    Consolidated Statements of Cash Flows........................................................    8

    Notes to Consolidated Financial Statements...................................................    9


                          [GRANT THORNTON LETTERHEAD]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS








Board of Directors
Advanced Systems International, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Systems International, Inc. (a Michigan corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Systems International, Inc. and Subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



Grant Thornton LLP

Southfield, Michigan
February 25, 1999

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEETS

                                  DECEMBER 31,

--------------------------------------------------------------------------------


                          ASSETS                                  1998         1997
                                                                --------     --------
CURRENT ASSETS
    Cash                                                       $  225,491   $   68,132
    Accounts receivable, less allowance for doubtful
       accounts of $8,700 in 1998                                 494,063      387,910
    Loan receivable - stockholder                                      --       72,917
    Inventory                                                      23,642       14,370
    Prepaid expenses                                                9,169        1,544
                                                               ----------   ----------
              Total Current Assets                                752,365      544,873

PROPERTY AND EQUIPMENT - At Cost
    Computer equipment                                            185,148       66,108
    Office equipment                                               68,126       36,609
    Leasehold improvements                                         27,477           --
                                                               ----------   ----------
                                                                  280,751      102,717
              Less accumulated depreciation and amortization       83,139       29,530
                                                               ----------   ----------
                                                                  197,612       73,187

OTHER ASSETS
    Deposits                                                       62,292       32,368
    Software development costs                                    296,195           --
    Organization costs, less accumulated amortization of
       $21,628 and $14,165 in 1998 and 1997, respectively          15,675       23,139




                                                               ----------   ----------
                                                               $1,324,139   $  673,567
                                                               ==========   ==========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------


                   LIABILITIES AND STOCKHOLDERS' DEFICIT            1998           1997
                                                                 ---------      ---------
CURRENT LIABILITIES
    Line of credit                                              $        --    $   550,000
    Current maturities of long-term obligations                     328,013        378,795
    Current maturities of long-term obligations
       to related parties                                            88,000        375,000
    Customer deposits                                                96,638         92,209
    Accounts payable
       Trade                                                        356,497        196,941
       Related parties                                                   --         10,122
                                                                -----------    -----------
                                                                    356,497        207,063
    Accrued liabilities
       Payroll                                                      235,615             --
       Payroll taxes                                                 24,840          3,574
       Interest                                                       3,851         38,126
       Other                                                             --          8,169
                                                                -----------    -----------
                                                                    264,306         49,869
                                                                -----------    -----------
                 Total Current Liabilities                        1,133,454      1,652,936

LONG-TERM OBLIGATIONS, LESS CURRENT MATURITIES                      319,922        120,067

LONG-TERM OBLIGATIONS TO RELATED PARTIES,
    LESS CURRENT MATURITIES                                          62,822         96,000

LEASE COMMITMENT (NOTE E)                                                --             --

STOCKHOLDERS' DEFICIT
    Preferred stock - $.001 par value; authorized, 10,000,000
       shares; none issued and outstanding                               --             --
    Common stock - $.001 par value; authorized, 20,000,000
        shares; 11,157,672 and 8,136,667 shares issued and
        outstanding in 1998 and 1997, respectively                   11,158          8,137
    Additional paid-in capital                                    5,356,775      2,866,744
    Accumulated Deficit                                          (5,559,992)    (4,070,317)
                                                                -----------    -----------
                                                                   (192,059)    (1,195,436)
                                                                -----------    -----------
                                                                $ 1,324,139    $   673,567
                                                                ===========    ===========


                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                            YEARS ENDED DECEMBER 31,

--------------------------------------------------------------------------------


                                                    1998           1997
                                                -----------    -----------
Sales                                           $ 2,379,987    $ 2,012,317

Cost of sales                                       155,147        304,564
                                                -----------    -----------
              Gross profit                        2,224,840      1,707,753

Operating expenses
    Sales & marketing                               945,736        485,020
    Research and development                        314,587      1,772,537
    General and administrative                    2,294,668      1,227,894
                                                -----------    -----------
                                                  3,554,991      3,485,451
                                                -----------    -----------
              Loss from operations               (1,330,151)    (1,777,698)

Other expense
    Interest                                        122,728        113,770
    Loss on settlement                               26,250             --
    Loss on disposal of assets                        8,305          3,681
    Sundry                                            2,241            343
                                                -----------    -----------
                                                    159,524        117,794
                                                -----------    -----------
              Net loss                          $(1,489,675)   $(1,895,492)
                                                ===========    ===========

Loss per share - basic                          $      (.17)   $      (.28)
                                                ===========    ===========
Weighted average number of shares outstanding     8,870,550      6,739,167
                                                ===========    ===========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

--------------------------------------------------------------------------------


                                                          ADDITIONAL
                                        COMMON             PAID-IN         ACCUMULATED
                                         STOCK             CAPITAL           DEFICIT            TOTAL
                                        --------         -----------       -----------       ----------
Balance at January 1, 1997            $     5,887       $ 1,239,270       $(2,174,825)      $  (929,668)

Issuance of 2,000,000 shares
    of stock in connection with
    reverse acquisition and
    recapitalization (Note A)               2,000         1,327,724                --         1,329,724

Issuance of 250,000 shares
    of stock                                  250           299,750                --           300,000

Net loss                                       --                --        (1,895,492)       (1,895,492)
                                      -----------       -----------       -----------       -----------
Balance at December 31, 1997                8,137         2,866,744        (4,070,317)       (1,195,436)

Issuance of 2,194,082 shares
    of stock                                2,194         1,888,875                --         1,891,069

Conversion of debentures and
    interest to 899,840 shares
    of stock                                  900           674,000                --           674,900

Foreclosure on loan receivable -
    stockholder (72,917 shares)               (73)          (72,844)               --           (72,917)

Net loss                                       --                --        (1,489,675)       (1,489,675)
                                      -----------       -----------       -----------       -----------
Balance at December 31, 1998          $    11,158       $ 5,356,775       $(5,559,992)      $  (192,059)
                                      ===========       ===========       ===========       ===========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEARS ENDED DECEMBER 31,

-------------------------------------------------------------------------------------------------------------------

                                                                                          1998              1997
                                                                                       ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                                          $(1,489,675)      $(1,895,492)
    Adjustments to reconcile net loss to net
       cash used in operating activities
          Depreciation and amortization                                                    68,533            30,867
          Loss on disposal of property and equipment                                        8,305             3,681
          Conversion of interest on debentures to common stock                             60,900               -
          Change in assets and liabilities
              Increase in accounts receivable                                            (106,153)         (335,921)
              Decrease (increase) in loan receivable                                       72,917           (72,917)
              Decrease in purchased contracts                                                 -             226,715
              Increase in inventories                                                      (9,272)          (11,370)
              Increase in deposits                                                        (29,924)          (29,456)
              Increase in prepaid expenses                                                 (7,625)           (1,544)
              Increase (decrease) in accounts payable                                     149,434           (30,895)
              Increase (decrease) in accrued liabilities                                  214,437           (27,884)
              Increase in customer deposits                                                 4,429            92,209
                                                                                      -----------       -----------
                 Net cash used in operating activities                                 (1,063,694)       (2,052,007)

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                                   (193,799)          (68,189)
    Increase in software development costs                                               (296,195)              -
    Increase in organization costs                                                            -                (760)
                                                                                      -----------       -----------
                 Net cash used in investing activities                                   (489,994)          (68,949)

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of obligations                                                  17,600           143,880
    Repayment of obligations                                                              (94,527)          (50,852)
    Proceeds from issuance of obligations to related parties                              100,000           471,000
    Proceeds from issuance of common stock                                              1,818,152         1,629,724
    Repayments of related party obligations                                              (130,178)          (30,000)
                                                                                      -----------       -----------
                 Net cash provided by financing activities                              1,711,047         2,163,752
                                                                                      -----------       -----------
Net increase in cash                                                                      157,359            42,796

Cash at beginning of year                                                                  68,132            25,336
                                                                                      -----------       -----------
Cash at end of year                                                                   $   225,491       $    68,132
                                                                                      ===========       ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for interest                                            $   157,003       $    97,062
                                                                                      ===========       ===========
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
    During 1998, common stock was issued upon the conversion of $614,000 of long-term debt and common stock was retired upon the foreclosure of a loan receivable-stockholder of $72,917.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

ORGANIZATION AND BASIS OF PRESENTATION

Advanced Systems International, Inc. (formerly Automatic Time Systems Corp.) ("the Company") commenced operations on February 1, 1996. The Company develops and sells high technology time and attendance software applications to accompany their customers' hardware configurations in the United States.

On July 8, 1997 Advanced Systems International, Inc. acquired all of the outstanding common stock of Automatic Time Systems Corp. The acquisition has been accounted for as a recapitalization of Automatic Time Systems Corp. with Automatic Time Systems Corp. as the acquirer (reverse acquisition). Accordingly, stockholders' deficit has been restated to reflect the issuance of common stock in connection with the merger. The historical financial statements prior to July 8, 1997 are those of Automatic Time Systems Corp.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Automatic Time Systems Corp. and ASI Automatic Systems International Ltd. All significant intercompany balances and transactions have been eliminated.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. The Company uses accelerated methods for depreciation based on useful lives ranging from 3 to 7 years. Depreciation expense was $61,069 and $23,402 for the years ended December 31, 1998 and 1997, respectively.

Expenditures for major repairs and improvements that extend the useful life of property and equipment are capitalized and are depreciated or amortized over the life of the improvement or the life of the lease whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred.

ORGANIZATION COSTS

The organization costs are amortized on the straight line method over a 60 month period.

SOFTWARE DEVELOPMENT

Software development costs are capitalized once technological feasibility has been achieved. Costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred. The Company had capitalized software of $296,195 relating to the development efforts on the Company's middleware product, ATLink.

INCOME TAXES

The Company accounts for income taxes on the asset and liability method. Deferred tax assets and liabilities are recorded based upon the differences between the tax bases of assets and liabilities and their carrying amounts for financial statement purposes. Current taxes are measured by applying the provision of enacted tax laws to taxable earnings to determine the amount of taxes payable.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE

During 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which is effective for financial statements issued after December 15, 1997. The new standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. Basic loss per share excludes dilution and is computed by dividing loss available to common shareholders by the weighted-average common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared in the loss of the entity. The Company adopted this pronouncement at December 31, 1997. Common stock equivalents have been excluded from the calculation of net loss per share due to their antidilutive effect.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Management believes the fair value of the Company's financial instruments approximates their carrying value. The fair value of long-term obligations approximate their carrying values based on current rates for instruments with similar characteristics.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK BASED COMPENSATION

In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans and include the cost in the income statement as compensation expense. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for compensation cost for stock option plans in accordance with APB Opinion No. 25.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                           DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting of Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS 130 does not have an effect on the consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. The adoption of SFAS 131 does not have an effect on the consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to 1997 to conform to the 1998 presentation.

NOTE B - LINE OF CREDIT

On August 20, 1998 the Company converted its line of credit to a note payable.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                           DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE C - LONG-TERM OBLIGATIONS

Long-term obligations consist of the following at December 31:


                                                                                              1998           1997
                                                                                            --------        --------
Note payable to bank with interest at 1.5% above the bank's prime rate
(9.25% at December 31, 1998), and payable in monthly installments of $10,000 plus interest through August 31, 1999; monthly installments of $15,000 plus accrued interest from September 1, 1999 through maturity and a principal payment of $160,000 due July 1, 1999. the note is due on February 19, 2001
and is collateralized by all of the assets of the Company.                                 $510,000        $      -

Note payable to bank with interest at 2% above the bank's prime rate (9.75% at
December 31, 1998), and payable in monthly installments of $1,590 plus interest.
The note is due on February 19, 2001 and is collateralized by all
of the assets of the Company.                                                                41,354          60,440

Note payable to bank with interest at 1.5% above the bank's prime rate (9.25%
at December 31, 1998), and payable in monthly installments of $2,606 plus interest. the note is due on February 19, 2001 and is  collateralized by
all of the assets of the Company.                                                            67,762          99,035

Debenture payable, with interest at 6% (converted to common stock in 1998).                     -           300,000

Debenture payable, with interest at 18% (converted to common stock in 1998).                    -            25,000

Lease  payable  to bank,  payable  in monthly  installments  of $388,  including
interest at 11.5%, due October 30, 2001.                                                     11,219          14,387

Settlement  payable  to former  employee,  payable in  monthly  installments  of
$733, due December 7, 2000.                                                                  17,600             -
                                                                                           --------        --------
                                                                                            647,935         498,862

Less current maturities                                                                     328,013         378,795
                                                                                           --------        --------
                                                                                           $319,922        $120,067
                                                                                           ========        ========


Maturities of long-term obligations are as follows:

                                 YEARS ENDED DECEMBER 31,
                                 -----------------------
                                          1999                                             $328,013
                                          2000                                              243,167
                                          2001                                               76,755
                                                                                           --------
                                                                                           $647,935
                                                                                           ========

                 ADVANCED SYSTEMS INTERNATIONAL, INC.

                      DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE D - INCOME TAXES

Deferred tax assets (liabilities) consist of the following:

                                                                                          1998              1997
                                                                                      -----------       -----------
                  Net operating losses                                                $ 1,957,000       $ 1,380,000
                  Capitalized software                                                   (101,000)               --
                  Valuation allowance                                                  (1,856,000)       (1,380,000)
                                                                                      -----------       -----------
                                                                                      $        --       $        --
                                                                                      ===========       ===========

The income tax provision reconciled to the tax computed at the statutory federal rate for continuing operations was as follows:

                                                                                          1998              1997
                                                                                      -----------       -----------
                  Tax benefit at statutory rates applied to loss
                     before federal income tax                                        $  (506,000)      $  (644,000)
                  Effect of nondeductible items                                            30,000             2,000
                  Valuation allowance                                                     476,000           642,000
                                                                                      -----------       -----------
                                                                                      $        --       $        --
                                                                                      ===========       ===========

The net operating loss carryforwards expire through 2018

NOTE E - LEASE COMMITMENT

The Company leases office space under an operating lease which expires on October 31, 2003. Approximate future minimum rental payments under this lease are as follows:

                                 YEARS ENDED DECEMBER 31,
                                 -----------------------
                                          1999                                  $164,063
                                          2000                                   166,435
                                          2001                                   168,807
                                          2002                                   171,179
                                          2003                                   144,298
                                                                                --------
                                                                                $814,782
                                                                                ========

Rent expense was approximately $73,600 and $41,600 for the periods ended December 31, 1998 and 1997, respectively.

                 ADVANCED SYSTEMS INTERNATIONAL, INC.

                      DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE F - MAJOR CUSTOMERS

The Company had the following customers representing more than 10% of sales for the years ended December 31:

                                                                   1998     1997
                                                                   ----    -----
                       Customer A                                   --%      84%
                       Customer B                                   19       --
                       Customer C                                   16       --
                       Customer D                                   14       --
                       Customer E                                   12       --
                       Customer F                                   11       --
                                                                    --       --
                                                                    72%      84%
                                                                    ==       ==

Included in accounts receivable, is $180,000 and $255,000 at December 31, 1998 and 1997, respectively, related to these customers.

NOTE G - RELATED PARTY TRANSACTIONS

During the years ending December 31, 1998 and 1997, approximately $211,000 and $272,000 was paid to related parties for consulting services. Also, during the year ended December 31, 1998, approximately $92,000 was paid to related parties for commissions on stock subscriptions.

Long-term obligations to related parties consists of the following at December
31:

                                                                   1998          1997
                                                                 --------      --------
Subordinated non-interest bearing note payable to
stockholder, collateralized by all the assets of the
Company, due December 2000                                       $150,822      $196,000

Debentures payable to stockholders, bearing interest at 18%
(converted to common stock in 1998)                                    --       275,000
                                                                 --------      --------
                                                                  150,822       471,000
Less current maturities                                            88,000       375,000
                                                                 --------      --------
                                                                 $ 62,822      $ 96,000
                                                                 ========      ========

Maturities of related party obligations are as follows:

                                 YEARS ENDED DECEMBER 31,
                                 -----------------------
                                         1999                         $   88,000
                                         2000                             62,822
                                                                      ----------
                                                                        $150,822
                                                                      ==========

                 ADVANCED SYSTEMS INTERNATIONAL, INC.

                      DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE H - Common Stock

During 1998, the Company entered into agreements with certain stockholders that if additional shares were sold at a price per share which was less than the price paid by these stockholders, then the Company would issue additional shares to them to cause the effective price per share paid by them to equal the lowest effective price per share for sales of stock through February 19, 1999.

At December 31, 1998, the Company anticipates that approximately 72,000 additional shares will be issued under these agreements.

NOTE I - STOCK OPTION PLANS

The 1997 Employee Stock Option Plan ("Employee Plan") and the 1997 Director Stock Option Plan ("Director Plan") were approved by stockholders on July 1, 1997.

During 1998, the Employee Plan was amended to provide for 3,500,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The options granted under the plan become exercisable on the second anniversary of the date of grant. Options granted under the plan have a term of ten to twenty years.

During 1998, the Director Plan was amended to provide for 1,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price is not less than the fair market value at the date of grant. The plan provides that each director, on the date such person becomes a director, will be granted options to purchase 100,000 shares of stock. The options granted under the plan become exercisable on the second anniversary of the date of grant for options granted prior to August 6, 1998 and the third anniversary for options granted on or after August 6, 1998. Options granted under the plan have a term of ten years.

The Company also issues stock options to outside consultants for services provided. During 1998, 410,000 shares with an exercise price ranging from $.50 to $1.00 were issued and an expense of $163,000 was recorded by the Company.

During 1998, the Company revised the option price for all options outstanding at December 31, 1997 from $1.00 to $.50 per share.

The weighted average remaining life of the stock options is approximately thirteen years.

                 ADVANCED SYSTEMS INTERNATIONAL, INC.

                      DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE I - STOCK OPTION PLANS (CONTINUED)

The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans:

                                             EMPLOYEE PLAN              DIRECTOR PLAN
                                       -------------------------   ------------------------
                                                       AVERAGE                     AVERAGE
                                         SHARES         OPTION      SHARES         OPTION
                                         UNDER          PRICE        UNDER          PRICE
                                         OPTION       PER SHARE     OPTION        PER SHARE
                                       ---------      ---------    --------       ---------
Outstanding at January 1, 1997                --                         --
Granted during the 1997                1,525,000       $   .50      300,000       $   .50
Cancelled during 1997                   (100,000)      $   .50           --
                                       ---------                   --------
Outstanding at December 31, 1997       1,425,000       $   .50      300,000       $   .50
Granted during the year                1,155,055       $   .50      400,000       $   .50
Cancelled during the year               (375,000)      $   .50     (200,000)      $   .50
                                       ---------                   --------
Outstanding at December 31, 1998       2,205,055       $   .50      500,000       $   .50
                                       =========                   ========

The Company also has issued warrants to purchase common stock. These warrants expire three years from the date of issuance. The following table summarizes the changes in the number of common shares under warrants:

                                       WARRANTS
                                      TO PURCHASE       AVERAGE
                                       SHARES OF       EXERCISE
                                        COMMON         PRICE PER
                                         STOCK           SHARE
                                      -----------      ---------
Outstanding at January 1, 1997         1,285,000       $   1.11
Granted during 1997                      590,000       $   1.98
Cancelled during 1997                   (302,083)      $   1.00
                                       ---------
Outstanding at December 31, 1997       1,572,917       $   1.46
Granted during 1998                       15,000       $   1.00
Cancelled during 1998                   (232,917)      $   1.00
                                       ---------
Outstanding at December 31, 1998       1,355,000       $   1.53
                                       =========

                      ADVANCED SYSTEMS INTERNATIONAL, INC.

                           DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


NOTE I - STOCK OPTION PLANS (CONTINUED)

The Company accounts for the stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been as follows:

               NET LOSS                1998                1997
                                   -------------       -------------
               As reported ..      $  (1,489,675)      $  (1,895,492)
               Pro forma ....         (1,563,334)      $  (2,386,367)

               LOSS PER SHARE
               As reported ..      $        (.17)      $        (.28)
               Pro forma ....      $        (.18)      $        (.34)

The fair value of each option is estimated on the date of grant using the Block-Scholes option pricing model with the following weighted average assumptions:


                                                1998             1997
                                            ----------      -------------
               Dividend yield                    0%               0%
               Expected volatility              34.5%        22.0 - 63.6%
               Risk-free interest rate       4.9 - 6.4%      5.8 - 6.5%
               Expected lives                 10 YEARS      10 - 20 years

                                    Part III
Item 1.  Index to Exhibits

EXHIBIT                                                  DESCRIPTION
3.1             Amended and Restated Articles of Incorporation of Advanced Systems International, Inc.

3.2             Bylaws of Advanced Systems International, Inc.

4.1             Specimen Stock Certificate

10.1            Merger Agreement with Bennington Corporation

10.2            Director Stock Option Plan

10.3            Employee Stock Option Plan

10.4            Employment Agreement between registrant and Gerald Pesut dated as of November 15, 1996.

10.5            Employment Agreement between registrant and Richard Penington dated as of March 5, 1997.

10.6            Employment Agreement between registrant and Howard H. Tarnoff dated as of July 22, 1998.

10.7            Employment Agreement between registrant and Robert C. DeMerell dated as of January 8, 1999.

10.8            Consulting Agreement between registrant and KIF International dated as of November 15, 1996.

10.9            Consulting Agreement between Advanced Systems International, Inc. and Gregory J. Farbolin dated as of February 4, 1999.

10.10           Stock Option Agreement - Pesut

10.11           Stock Option Agreement - Penington

10.12           Unit - Hampton

10.13           Warrants - Temple

10.14           Warrants - Revben

10.15           Lease for Southfield headquarters facility

27.1            Financial Data Schedule


Item 2.  Description of Exhibits (See Item 1 above)

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ADVANCED SYSTEMS INTERNATIONAL, INC.



Date:  April 27, 1999                  By: /s/ Gerald A. Pesut
                                           ------------------------------
                                           Gerald A. Pesut
                                           President and Chief Executive Officer

EXHIBIT                                                  DESCRIPTION
3.1             Amended and Restated Articles of Incorporation of Advanced Systems International, Inc.

3.2             Bylaws of Advanced Systems International, Inc.

4.1             Specimen Stock Certificate

10.1            Merger Agreement with Bennington Corporation

10.2            Director Stock Option Plan

10.3            Employee Stock Option Plan

10.4            Employment Agreement between registrant and Gerald Pesut dated as of November 15, 1996.

10.5            Employment Agreement between registrant and Richard Penington dated as of March 5, 1997.

10.6            Employment Agreement between registrant and Howard H. Tarnoff dated as of July 22, 1998.

10.7            Employment Agreement between registrant and Robert C. DeMerell dated as of January 8, 1999.

10.8            Consulting Agreement between registrant and KIF International dated as of November 15, 1996.

10.9            Consulting Agreement between Advanced Systems International, Inc. and Gregory J. Farbolin dated as of February 4, 1999.

10.10           Stock Option Agreement - Pesut

10.11           Stock Option Agreement - Penington

10.12           Unit - Hampton

10.13           Warrants - Temple

10.14           Warrants - Revben

10.15           Lease for Southfield headquarters facility

27.1            Financial Data Schedule
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